UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SIGHT SCIENCES, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-40587	80-0625749
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

4040 Campbell Ave, Suite 100 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip code)

Jeremy Hayden

877 -266 - 1144

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 – Conflicts Minerals Disclosure and Report

Sight Sciences, Inc. has issued a Conflict Minerals Disclosure for the period from January 1, 2022 to December 31, 2022. A copy of the Conflict Minerals Report is filed herewith as Exhibit 1.01 and is available at www.investors.sightsciences.com under the "SEC Filings" link.

Item 1.02 – Exhibit

A copy of the Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto

SECTION 2 – Exhibits

Item 2.01 – Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sight Sciences, Inc.
(Registrant)

By:	/s/ Jeremy Hayden
Name:	Jeremy Hayden
Title:	Chief Legal Officer
Date:	May 31, 2023